[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]


August 14, 2008


Vincent J. Di Stefano, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., Mail Stop 4720
Washington, DC   20549


Re:      Van Kampen Unit Trusts, Series 786
         File No.: 333-152179


Dear Mr. Di Stefano:

This letter responds to your comments contained in your letter to me dated August 11, 2008, with respect to the initial registration statement (the `Registration Statement") of Van Kampen Unit Trusts, Series 786 (the "Trust") which was filed with the Securities and Exchange Commission on July 8, 2008 (accession number 0000891804-08-002068).


RESPONSE TO COMMENTS

 The Trust's response to your comment is reflected below. We have restated the substance of your comment for your ease of reference.

COMMENT#1: You have requested that we clarify that exchange-traded notes ("ETNs") are synthetic products that do not represent ownership of securities of the indices they track, and are backed only by the issuer's credit.

         RESPONSE#1: We have revised the disclosure contained in the Registration Statement with respect to ETNs as requested in response to this comment under the headings "Principal Risks" and "Risk Factors - Exchange Traded Notes."

In addition to responding to your comment above, we wish to point out that we have made certain other changes to the disclosure contained in the Registration Statement, which are summarized below.

SUMMARY OF CHANGES TO THE REGISTRATION STATEMENT:

The disclosure in the Prospectus has been revised to reflect the risks associated with investments in certain exchange-traded funds ("ETFs") which may invest in fixed income securities, as well as certain ETFs which may invest in securities of issuers in frontier emerging markets.

In addition, the schedules in the Prospectus with respect to sales charge breakpoints and dealer concessions have been modified to reflect new threshold levels.

As set forth in your letter, the Trust will make the appropriate representations and acknowledgements in its acceleration request accompanying Amendment No. 2 to the Registration Statement to be filed and declared effective on Thursday, August 21, 2008.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.

Very truly yours,

/s/ Gary D. Rawitz

Gary D. Rawitz

for Paul, Hastings, Janofsky & Walker LLP

cc:      Christopher J. Tafone, Esq.